WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

RICHARD D. KATCHER

PETER C. CANELLOS

MICHAEL W. SCHWARTZ

ALLAN A. MARTIN

BARRY A. BRYER

LAWRENCE B. PEDOWITZ

ROBERT B. MAZUR

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

DAVID M. EINHORN

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

WARREN R. STERN

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MICHAEL B. BENNER

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

ADAM D. CHINN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

KAREN G. KRUEGER

DOUGLAS K. MAYER

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

MITCHELL S. PRESSER

ILENE KNABLE GOTTS

JEFFREY R. BOFFA

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

MICHAEL S. KATZKE

RACHELLE SILVERBERG

DAVID C. BRYAN

STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JARED M. RUSMAN

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

JAMES COLE, JR.

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

_______________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

_______________

OF COUNSEL

WILLIAM T. ALLEN

LEONARD M. ROSEN

THEODORE GEWERTZ

ELLIOTT V. STEIN

THEODORE A. LEVINE

J. BRYAN WHITWORTH

NORMAN REDLICH

AMY R. WOLF

JOHN M. RICHMAN

_________

COUNSEL

ADRIENNE ATKINSON

PAMELA EHRENKRANZ

ANDREW J.H. CHEUNG

LAWRENCE A. PASINI

J. AUSTIN LYONS

LORI S. SHERMAN

PAULA N. GORDON

T. EIKO STANGE

DAVID A. SCHWARTZ

ADAM J. SHAPIRO

JED I. BERGMAN

MICHAEL A. CHARISH

DAMIAN G. DIDDEN

MICHAEL E. GILLIGAN

JOHN F. LYNCH

ERIC M. ROSOF

WILLIAM SAVITT

MARTIN J.E. ARMS

BENJAMIN D. FACKLER

ISRAEL FRIEDMAN

DIMITRY JOFFE

ROY J. KATZOVICZ

ROBERT J. LIUBICIC

GREGORY E. OSTLING

JONATHAN E. PICKHARDT

GREGORY N. RACZ

EDWARD J.W. BLATNIK

BENJAMIN S. BURMAN

NELSON O. FITTS

JEFFREY C. FOURMAUX

MICHAEL GAT

JEREMY L. GOLDSTEIN

MAURA R. GROSSMAN

JOSHUA M. HOLMES

JOSHUA A. MUNN

DAVID E. SHAPIRO

ANTE VUCIC

IAN BOCZKO

KEVIN M. COSTANTINO

MATTHEW M. GUEST

WILLIAM R. HARKER

DAVID KAHAN

MARK A. KOENIG

DAVID K. LAM

KENNETH K. LEE

LAURA E. MUÑOZ

GEORGE J. RHEAULT

MICHAEL S. WINOGRAD

FORREST G. ALOGNA

JAMES R. LEVINE

STEPHANIE P. LISTOKIN

GORDON M. MEAD

DANIELLE L. ROSE

BENJAMIN M. ROTH

RICHARD C. SQUIRE

ROBIN M. WALL

JOSHUA D. BLANK

JOSHUA A. FELTMAN

JORDAN A. GOLDSTEIN

CHETAN GULATI

ADAM HICKEY

MARGARET ISA

EMIL A. KLEINHAUS

ANDREW S. JACOBS

JASON M. LYNCH

HEATHER L. MAHAR

DEBORAH MARTINEZ

SARAH E. McCALLUM

DAVID B. SILVA

STEPHANIE J. VAN DUREN

KRISHNA VEERARAGHAVAN

ADIR G. WALDMAN

B. UMUT ERGUN

KRISTELIA A. GARCIA

RICHARD S. GIPSTEIN

SARAH S. JOHNSON

SARAH A. LEWIS

SARAH FERN MEIL

GARRETT B. MORITZ

ALISON L. PLESSMAN

CHARLES C. YI

April 21, 2005

VIA EDGAR AND FACSIMILE

Angela Jackson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd
Registration Statement on Form S-1,
filed December 17, 2004, as amended February 11, 2005,
March 21, 2005, April 11, 2005 and April 18, 2005
File No. 333-121407

Dear Ms. Jackson,

Per your request, on behalf of Lazard Ltd (the “Company” or “Lazard Ltd”), we are delivering the following information on a supplemental basis to the Staff of the Division of Corporation Finance (the “Staff”) with respect to the above referenced registration statement. The following sets forth the Company’s analysis with respect to Lazard Ltd’s consolidation of the operations of Lazard LLC (“Lazard Group”) for financial accounting purposes.

The Company advises the Staff that it has applied the guidance of ARB 51, Consolidated Financial Statements, and FIN 46(R), Consolidation of Variable Interest Entities, in determining whether Lazard Ltd should consolidate Lazard Group. Based on the Company’s

WACHTELL, LIPTON, ROSEN & KATZ

Angela Jackson

Securities and Exchange Commission

April 21, 2005

analysis of the aforementioned pronouncements, it has concluded that Lazard Ltd will consolidate the operations of Lazard Group because:

•	Lazard Ltd, Lazard Group, LAZ-MD Holdings LLC (“LAZ-MD Holdings”) and the managing member of Lazard Group are related parties as contemplated by FIN 46(R), and

•	Lazard Ltd will control Lazard Group through an indirectly wholly controlled subsidiary which is the managing member of Lazard Group.

The Company’s application and analysis of accounting treatment with respect to these pronouncements is explained below.

In its analysis of Lazard Ltd and Lazard Group as voting interest entities, the Company considered the voting interests among the entities. In the proposed transaction, Lazard Ltd will issue two classes of common stock. Lazard Ltd’s Class A common stock will be held by the investing public and will have approximately 33.7% of the voting power at Lazard Ltd. Lazard Ltd’s Class B common stock will be held by LAZ-MD Holdings and will have approximately 66.3% of the voting power at Lazard Ltd. An indirect wholly controlled subsidiary of Lazard Ltd will be the “managing member” of Lazard Group. Since the managing member of Lazard Group will have the exclusive right to appoint and remove the board of directors of Lazard Group (and there are no other voting interests at Lazard Group), Lazard Ltd will control Lazard Group and therefore will be required to consolidate Lazard Group.

The Company also considered the provisions of FIN 46(R) as they apply to these entities. Specifically, the Company considered the provisions of paragraph 5 to determine whether Lazard Group and Lazard Ltd are subject to consolidation pursuant to this interpretation. The conditions of Paragraph 5 and the Company’s conclusions as to their applicability are as follows:

“Variable Interest Entities

FIN46(R), Par. 5

An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

WACHTELL, LIPTON, ROSEN & KATZ

Angela Jackson

Securities and Exchange Commission

April 21, 2005

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Paragraphs 9 and 10 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.”

Conclusion:

The Company, using the guidance provided in paragraph 9 on equity investment at risk, has determined that, on a qualitative and quantitative basis, the Company has sufficient equity at risk to finance its activities without additional subordinated financial support provided by other parties, including equity holders, given the value of the Company on a fair value basis. Using the guidance in paragraph 9, the Company determined that the 10% threshold, which the Company materially exceeds, was appropriate, since the Company does not participate in capital intensive activities and does not hold high-risk assets or have material exposures that are not reflected in the reported amounts of the entities assets and liabilities.

“b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

WACHTELL, LIPTON, ROSEN & KATZ

Angela Jackson

Securities and Exchange Commission

April 21, 2005

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.”

Conclusion:

Paragraph 5b.1

As noted above, at the Lazard Group level, the sole voting interest in Lazard Group is vested in the “managing member,” who will have the exclusive right to appoint and remove the board of directors of Lazard Group. An indirect wholly controlled subsidiary of Lazard Ltd will be the managing member of Lazard Group, and therefore Lazard Ltd will control Lazard Group. Although the equity holders do not control the entity directly through voting rights, the equity holders do indirectly control Lazard Group through the control of the managing member. The Company considered the provisions of paragraph 16, which states, in part. that “for purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.” Pursuant to this provision, the Company has determined that the equity holders as a group have the indirect ability to make decisions about the activities that have a significant effect on the success of Lazard Group, because LAZ-MD, Lazard Ltd, the managing member of Lazard Group are related parties as contemplated by FIN 46(R).

Paragraph 5b.2 and 5b.3

The equity holders of Lazard Group (LAZ-MD Holdings and Lazard Ltd) hold all the common membership interests in Lazard Group. These common membership interests entitle the holders to receive the residual returns as well as absorb the expected losses of Lazard Group as outlined in the Company’s registration statement.

“c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.”

Conclusion:

The equity investors as a group do not meet both conditions of paragraph 5c. Although the voting rights of some investors are not proportional (i.e., Lazard Ltd holds 100% of the controlling interest and 33.7% of the economic interest of Lazard Group) to their obligations

WACHTELL, LIPTON, ROSEN & KATZ

Angela Jackson

Securities and Exchange Commission

April 21, 2005

to absorb the expected losses and receive the expected residual returns of the entity, substantially all of the entity’s activities either do not involve or are not conducted on behalf of an investor (i.e. LAZ-MD Holdings) with disproportionately few voting rights.

WACHTELL, LIPTON, ROSEN & KATZ

Angela Jackson

Securities and Exchange Commission

April 21, 2005

Should you require further clarification of the matters discussed in this letter or relating to the information submitted herewith, please contact me or Gavin D. Solotar, Esq. at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Benjamin D. Fackler

Benjamin D. Fackler, Esq.

cc:	Scott D. Hoffman, Esq.
Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP

Mark Webb, Esq. Branch Chief, Securities and Exchange Commission